

Mail Stop 3561

June 11, 2018

Thomas B. Okray
Chief Financial Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Illinois 60045

> **Re:** **W.W. Grainger Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 1-5684**

Dear Mr. Okray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1. We note your disclosure of diluted earnings per share excluding charges in the reconciliations of net earnings reported to net earnings adjusted on pages 19 and 21, the effective tax rate excluding discrete tax benefits on page 20, operating losses excluding restructuring costs and the inventory adjustment of the Canadian segment, all of which appear to represent non-GAAP financial measures. Please tell us your consideration of providing the disclosures required by Item 10(e) of Regulation S-K.

Debt, page 25

2. We note you present a Debt to EBITDA ratio, a non-GAAP financial measure. Please tell us your consideration of the guidance in Item 10(e) of Regulation S-K and the guidance in Question 102.09 in Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. In addition, please reconcile each non-GAAP financial measure used in the calculation and show the ratio calculated using the most directly comparable GAAP measure.

Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income, page 40

3. Please explain to us why foreign currency translation adjustments attributable to noncontrolling interest for the years ended December 31, 2017 and 2016 differ from the amounts reflected in the consolidated statements of shareholders' equity.

4. Please include the total amounts for other comprehensive income for each year presented. Please refer to ASC 220-10-45-1Ab.

Consolidated Statements of Cash Flows, page 42

5. Please disclose information about all investing and financing activities that affect assets or liabilities but that do not result in cash receipts or cash payments for each year presented. Please refer to ASC 230-10-50-3.

Note 1 – Summary of significant Accounting Policies

Property, Buildings and Equipment, page 46

6. Please tell us your consideration of disclosing the balances of major classes of depreciable assets by nature or function at each balance sheet date. Please refer to ASC 360-10-50-1b.

Note 16 – Segment Information, page 72

7. Please provide us with a reconciliation of depreciation and amortization and additions to long-lived assets to the amounts reported in the consolidated statements of cash flows.

8. Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 unless it is impracticable to do so. If the information is impracticable, please disclose that fact.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli (Staff Attorney) at (202) 551-6521 or Jennifer Lopez-Molina (Staff Attorney) at (202) 551-3792 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products